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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*


                               World Airways, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, $.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  98142H105
                  ---------------------------------------------
                                 (CUSIP Number)

                                August 24, 1999
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [X] Rule 13d-1(b)

     [X] Rule 13d-1(c)

     [ ] Rule 13d-1(d)


         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.


         The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 10 pages

CUSIP NO. 98142H105
--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       American International Group, Inc.
       I.R.S. Identification No. 13-2592361
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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                    (a)      [ ]
                                                    (b)      [ ]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Incorporated under the laws of the State of Delaware
--------------------------------------------------------------------------------
                        5.    SOLE VOTING POWER
  NUMBER OF                            0
   SHARES                     --------------------------------------------------
BENEFICIALLY            6.    SHARED VOTING POWER
  OWNED BY                     1,000,000
    EACH                      --------------------------------------------------
 REPORTING              7.    SOLE DISPOSITIVE POWER
   PERSON                              0
    WITH                      --------------------------------------------------
                        8.    SHARED DISPOSITIVE POWER
                               1,000,000
--------------------------------------------------------------------------------
  9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON
                               1,000,000
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES
                                                     [ ]
--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW  (9)
                               14.0%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON

                                       HC


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
CUSIP NO. 98142H105
--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


       National Union Fire Insurance Company of Pittsburgh, Pa.
       I.R.S. Identification No. 25-0687550
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                             (a)      [ ]
                                             (b)      [ ]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

       Organized under the laws of the State of Pennsylvania
--------------------------------------------------------------------------------
                        5.    SOLE VOTING POWER
  NUMBER OF                            0
   SHARES                     --------------------------------------------------
BENEFICIALLY            6.    SHARED VOTING POWER
  OWNED BY                     1,000,000
    EACH                      --------------------------------------------------
 REPORTING              7.    SOLE DISPOSITIVE POWER
   PERSON                              0
    WITH                      --------------------------------------------------
                        8.    SHARED DISPOSITIVE POWER
                               1,000,000
--------------------------------------------------------------------------------
  9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON
                               1,000,000
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES
                                                     [ ]
--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW  (9)
                               14.0%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON
                                       IC


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
CUSIP NO. 98142H105
--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       International Lease Finance Corporation
       I.R.S. Identification No. 22-3059110
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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                    (a)      [ ]
                                                    (b)      [ ]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Incorporated under the laws of the State of California
--------------------------------------------------------------------------------
                        5.    SOLE VOTING POWER
  NUMBER OF                            0
   SHARES                     --------------------------------------------------
BENEFICIALLY            6.    SHARED VOTING POWER
  OWNED BY                     1,000,000
    EACH                      --------------------------------------------------
 REPORTING              7.    SOLE DISPOSITIVE POWER
   PERSON                              0
    WITH                      --------------------------------------------------
                        8.    SHARED DISPOSITIVE POWER
                               1,000,000
--------------------------------------------------------------------------------
  9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON
                               1,000,000
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES
                                                     [ ]
--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW  (9)
                               14.0%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON

                                       CO


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
ITEM 1 (a).       NAME OF ISSUER:

                  World Airways, Inc.

ITEM 1 (b).       ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  Suite 490
                  13873 Park Center Road
                  Herndon, Virginia 20171

ITEM 2 (a).       NAME OF PERSON(S) FILING:

                  American International Group, Inc.

                  National Union Fire Insurance Company of Pittsburgh, Pa.

                  International Lease Finance Corporation


ITEM 2 (b).       ADDRESS OF PRINCIPAL BUSINESS OFFICE(S):

                  American International Group, Inc.
                  70 Pine Street
                  New York, New York  10270

                  National Union Fire Insurance Company of Pittsburgh, Pa. 70 Pine Street
                  New York, New York 10270

                  International Lease Finance Corporation
                  1999 Avenue of the Stars
                  Los Angeles, California 90067

ITEM 2 (c).       CITIZENSHIP:

                  The information requested hereunder is set forth under Item 4 of the cover pages to this Schedule 13G.

ITEM 2 (d).       TITLE OF CLASS OF SECURITIES:

                  Common Stock, $.001 par value per share

ITEM 2 (e).       CUSIP NUMBER:  98142H105


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ITEM 3.       TYPE OF PERSONS FILING:

                       American International Group, Inc.:

                       (g) Parent Holding Company, in accordance with Rule 13d-1(b) (ii) (G) promulgated under the Securities Exchange Act of 1934, as amended (the "Act")

                       National Union Fire Insurance Company of Pittsburgh, Pa.:

                       (c) Insurance Company as defined in Section 3 (a) (19) of the Act

                       International Lease Finance Corporation:

                       Passive Investor pursuant to Rule 13d-1(c)

ITEM 4.       OWNERSHIP.

                       (a) through (c). Under a Warrant Agreement, dated as of August 24, 1999 (the "Warrant Agreement"), by and between International Lease Finance Corporation, a California corporation ("ILFC"), and World Airways, Inc., a Delaware corporation ("Issuer"), the Issuer has granted to ILFC warrants (the "Warrants") to purchase 1,000,000 shares of the Issuer's Common Stock, par value $0.001 per share, subject to the terms and conditions set forth in the Warrant Agreement. The Warrants are exercisable at any time until 5:00 p.m. Washington, D.C. time on August 23, 2004, at a purchase price of $2.50 per share, subject to certain adjustments. American International Group, Inc. ("AIG") is the ultimate parent company of ILFC. ILFC is a wholly-owned subsidiary of National Union Fire Insurance Company of Pittsburgh, Pa. ("National Union") and National Union is a wholly-owned subsidiary of AIG. All other information requested hereunder is set forth under Items 5 through 9 and Item 11 of the cover pages to this
                       Schedule 13G.

ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF CLASS.

                       Not applicable.

ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
                       ANOTHER PERSON.

                       Not applicable.

ITEM 7.       IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
                       WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                       See Exhibit 1 attached hereto for the information requested hereunder with respect to the relevant subsidiaries of American International Group, Inc.

ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
                       GROUP.

                       Not applicable.

ITEM 9.       NOTICE OF DISSOLUTION OF GROUP.

                       Not applicable.


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ITEM 10.      CERTIFICATION.

                  (a) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                  (b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 30, 1999

                          AMERICAN INTERNATIONAL GROUP, INC.


                          By /s/ Kathleen E. Shannon
                          ------------------------------------
                          Name:  Kathleen E. Shannon
                          Title: Vice President and
                                 Secretary


                          NATIONAL UNION FIRE INSURANCE OF PITTSBURGH, PA.


                          By /s/ Edward E. Matthews
                          ------------------------------------
                          Name:  Edward E. Matthews
                          Title: Vice President


                          INTERNATIONAL LEASE FINANCE CORPORATION


                          By /s/ Alan H. Lund
                          ------------------------------------
                          Name:  Alan H. Lund
                          Title: Executive Vice President




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
                                  EXHIBIT INDEX



Exhibit 1 Identification and Classification of the Subsidiaries Which Acquired the Security Being Reported on by the Parent Holding Company

Exhibit 2     Agreement of Joint Filing


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